United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2018

Vale S.A.

Praia de Botafogo, 186 — 18º andar
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release	3
Signature Page	4

Vale denies discussions on acquisition of stake in Samarco

Rio de Janeiro, May 22nd, 2018 — Vale S.A. (Vale) denies that any negotiation is in place or that it has reached an agreement to acquire BHP Billiton Brasil Ltda. (BHPB) stake in Samarco, as reported today by the Brazilian press.

Vale and BHPB are focused on supporting the resumption of Samarco’s operations, as well as the Renova Foundation programs for remediation and compensation of the areas and communities affected by the dam failure.

Para mais informações, contactar:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

André Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

Esse comunicado pode incluir declarações que apresentem expectativas da Vale sobre eventos ou resultados futuros. Todas as declarações quando baseadas em expectativas futuras, envolvem vários riscos e incertezas. A Vale não pode garantir que tais declarações venham a ser corretas. Tais riscos e incertezas incluem fatores relacionados a: (a) países onde temos operações, principalmente Brasil e Canadá, (b) economia global, (c) mercado de capitais, (d) negócio de minérios e metais e sua dependência à produção industrial global, que é cíclica por natureza, e (e) elevado grau de competição global nos mercados onde a Vale opera. Para obter informações adicionais sobre fatores que possam originar resultados diferentes daqueles estimados pela Vale, favor consultar os relatórios arquivados na Comissão de Valores Mobiliários — CVM, na U.S. Securities and Exchange Commission — SEC, e na Autorité des Marchés Financiers (AMF) em particular os fatores discutidos nas seções “Estimativas e projeções” e “Fatores de risco” no Relatório Anual - Form 20F da Vale.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: May 22, 2018	By:	/s/ André Figueiredo
Director of Investor Relations